Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 6, 2023

Relating to the Preliminary Prospectus Supplement dated June 6, 2023 to the Prospectus dated March 18, 2022

Registration Statement No. 333-263704

Final Term Sheet

5.375% Senior Notes due 2033

Issuer:	The Interpublic Group of Companies, Inc.

Trade Date:	June 6, 2023

Settlement Date:	June 8, 2023 (T+2)

Expected Ratings*:	Baa2/Stable (Moody’s) BBB/Stable (S&P) BBB+/Stable (Fitch)

Title of Securities:	5.375% Senior Notes due 2033 (the “Notes”)

Size:	$300,000,000

Maturity Date:	June 15, 2033

Benchmark Treasury Price/Yield:	97-13 / 3.689%

Benchmark Treasury:	3.375% UST due May 15, 2033

Spread to Benchmark Treasury:	+185 basis points

Yield to Maturity:	5.539%

Price to Public:	98.750% of principal amount

Coupon:	5.375%

Interest Payment Dates:	June 15 and December 15, beginning December 15, 2023 (long first coupon)

Record Dates:	June 1 and December 1

Underwriting Discount:	0.650%

Net Proceeds (Before Expenses) to Issuer:	$294,300,000 (98.100%)

Optional Redemption:

Prior to March 15, 2033 (three months prior to their maturity date) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	460690 BU3 / US460690BU38

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BofA Securities, Inc.

Senior Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. ING Financial Markets LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Citizens Capital Markets, Inc. Intesa Sanpaolo S.p.A. PNC Capital Markets LLC Absa Bank Limited Loop Capital Markets LLC

*

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded (other than any statement relating to the identity of the legal entity authorizing or sending this communication in a non-US jurisdiction). Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another e-mail system.

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